December 2016

Pricing Sheet dated December 29, 2016 relating to

Preliminary Terms No. 1,219 dated December 13, 2016

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due January 3, 2020

All Payments on the Securities Based on the Worst Performing of the iShares® Nasdaq Biotechnology ETF, the Energy Select Sector SPDR® Fund and the Financial Select Sector SPDR® Fund

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – DECEMBER 29, 2016
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying shares:	iShares® Nasdaq Biotechnology ETF (the “IBB Shares”), Energy Select Sector SPDR® Fund (the “XLE Shares”), and Financial Select Sector SPDR® Fund (the “XLF Shares”)
Aggregate principal amount:	$4,464,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	December 29, 2016
Original issue date:	January 4, 2017 (3 business days after the pricing date)
Maturity date:	January 3, 2020
Early redemption:

If, on any redemption determination date, beginning on March 29, 2017, the determination closing price of each of the underlying shares is greater than or equal to its respective initial share price, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the determination closing price of any of the underlying shares is below its respective initial share price on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.
Determination closing price:	With respect to each of the underlying shares, the closing price of such underlying shares on any redemption determination date or observation date (other than the final observation date), times the adjustment factor on such redemption determination date or observation date, as applicable
Redemption determination dates:	Quarterly, as follows: March 29, 2017, June 29, 2017, September 29, 2017, December 28, 2017, March 29, 2018, June 29, 2018, September 28, 2018, December 28, 2018, March 29, 2019, June 28, 2019, September 30, 2019 and December 30, 2019. The redemption determination dates are subject to postponement for non-trading days and certain market disruption events.
Early redemption dates:	The third business day following the related redemption determination date
Contingent quarterly coupon:

A contingent quarterly coupon at an annual rate of 9.00% (corresponding to approximately $22.50 per quarter per security) will be paid on the securities on each coupon payment date but only if the determination closing price of each of the underlying shares is at or above its respective downside threshold level on the related observation date.

If, on any observation date, the determination closing price of any of the underlying shares is less than its respective downside threshold level, no contingent quarterly coupon will be paid with respect to that observation date. It is possible that one or more of the underlying shares will remain below their respective downside threshold levels for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent quarterly coupons.

Downside threshold levels:

With respect to the IBB Shares, $160.302, which is equal to 60% of its initial share price

With respect to the XLE Shares, $45.324, which is equal to 60% of its initial share price

With respect to the XLF Shares, $13.92, which is equal to 60% of its initial share price

Payment at maturity:

If the securities are not redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

•    If the final share price of each of the underlying shares is greater than or equal to its respective downside threshold level: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date

•    If the final share price of any of the underlying shares is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying shares

Under these circumstances, the payment at maturity will be significantly less than the stated principal amount of $1,000, and will represent a loss of more than 40%, and possibly all, of your investment.

Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$950.00 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions	Proceeds to us(3)
Per security	$1,000	$20(1)
		$5(2)	$975
Total	$4,464,000	$111,600	$4,352,400
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the Agent or its affiliates of $5 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 1,219 dated December 13, 2016

Product Supplement for Auto-Callable Securities dated February 29, 2016   Index Supplement dated February 29, 2016   Prospectus dated February 16, 2016

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Terms continued from previous page:
Initial share price:

With respect to the IBB Shares, $267.17, which is its closing price on the pricing date

With respect to the XLE Shares, $75.54, which is its closing price on the pricing date

With respect to the XLF Shares, $23.20, which is its closing price on the pricing date

Coupon payment dates:	Quarterly, on the third business day after the related observation date; provided that the contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date.
Observation dates:	March 29, 2017, June 29, 2017, September 29, 2017, December 28, 2017, March 29, 2018, June 29, 2018, September 28, 2018, December 28, 2018, March 29, 2019, June 28, 2019, September 30, 2019 and December 30, 2019, subject, independently in the case of each of the underlying shares, to postponement for non-trading days and certain market disruption events. We also refer to December 30, 2019, which is the third scheduled business day preceding the scheduled maturity date, as the final observation date.
Final share price:	With respect to each of the underlying shares, the closing price of such underlying shares on the final observation date times the adjustment factor on such date
Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment in the event of certain events affecting such underlying shares
Worst performing underlying shares:	The underlying shares with the largest percentage decrease from the respective initial share price to the respective final share price
Share performance factor:	Final share price divided by the initial share price
CUSIP / ISIN:	61768CDA2 / US61768CDA27
Listing:	The securities will not be listed on any securities exchange.